Filed by Carbon Revolution Public Limited Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Twin Ridge Capital Acquisition Corp.

Carbon Revolution Limited Geelong Technology Precinct 75 Pigdons Road Waurn Ponds, 3216 Australia ABN: 96 128 274 653

Carbon Revolution (ASX code: CBR)
Scheme Meeting and General Meeting: Chair’s Address and Presentation Slides

Geelong, Australia, 16 October 2023:

Carbon Revolution Limited (Carbon Revolution), a Tier 1 OEM supplier and a leading global manufacturer of lightweight advanced technology carbon fibre wheels, refers to the proposed scheme of arrangement and capital reduction under which Carbon Revolution plc (Irish company number: 607450) (MergeCo) will acquire Carbon Revolution. In connection with the scheme of arrangement and capital reduction, MergeCo (through a wholly owned subsidiary) will also acquire Twin Ridge Capital Acquisition Corp., a special purpose acquisition company listed on the New York Stock Exchange (SPAC) via a business combination. The scheme of arrangement, capital reduction and the business combination (together, the Transaction) are interconditional.

In accordance with ASX Listing Rule 3.13, attached to this announcement are the following documents to be presented at Carbon Revolution’s Scheme Meeting being held today at 1.00pm (Melbourne time) and General Meeting being held today at 1.30pm (Melbourne time) (or at the conclusion of the Scheme Meeting, whichever is later):

•	Chair’s Scheme Meeting address;
•	Scheme Meeting presentation slides;
•	Chair’s General Meeting address; and
•	General Meeting presentation slides.

Carbon Revolution Shareholders may attend, participate in and vote at the Scheme Meeting in-person at Anglesea Room, Waurn Ponds Estate, Nicol Drive South, Waurn Ponds VIC 3216 and virtually at https://meetings.linkgroup.com/cbrscheme23.

Carbon Revolution Shareholders may attend, participate in and vote at the General Meeting in-person at Anglesea Room, Waurn Ponds Estate, Nicol Drive South, Waurn Ponds VIC 3216 and virtually at https://meetings.linkgroup.com/CBRGM23.

The voting results of the Scheme Meeting and General Meeting will be communicated to the ASX shortly after the conclusion of the Scheme Meeting and General Meeting.

- ENDS -

Approved for release by the Company Secretary of Carbon Revolution Limited.

For further information, please contact:

Investors:  Investors@carbonrev.com
Media:  Media@carbonrev.com

ABOUT CARBON REVOLUTION

Carbon Revolution is an Australian technology company, which has successfully innovated, commercialized and industrialized the advanced manufacture of carbon fiber wheels for the global automotive industry. The Company has progressed from single prototypes to designing and manufacturing lightweight wheels for cars and SUVs in the high performance, premium and luxury segments, for the world’s most prestigious automotive brands. Carbon Revolution is creating a significant and sustainable advanced technology business that supplies its lightweight wheel technology to automotive manufacturers around the world.

For more information, visit carbonrev.com

Information about Proposed Business Combination

As previously announced, Carbon Revolution Limited (“CBR”, “Carbon Revolution” or the “Company”) (ASX: CBR) and Twin Ridge Capital Acquisition Corp. (“Twin Ridge” or “TRCA”) (NYSE: TRCA) have entered into a definitive business combination agreement and accompanying scheme implementation deed (“SID”) that is expected to result in Carbon Revolution becoming publicly listed in the U.S. via a series of transactions, including a scheme of arrangement. Upon closing of the transactions, the ordinary shares and warrants of the merged company, Carbon Revolution plc (formerly known as Poppetell Limited), a private limited company incorporated in Ireland with registered number 607450 (“MergeCo”), that will become the parent company of the Company and Twin Ridge, are expected to trade on the Nasdaq Capital Market in the United States, and Carbon Revolution’s shares shall be delisted from the ASX.

Additional Information about the Proposed Business Combination and Where to Find It

This communication relates to the proposed Business Combination involving CBR, TRCA, MergeCo, and Poppettell Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of MergeCo (“Merger Sub”). In connection with the proposed Business Combination, MergeCo has filed the Registration Statement, including a proxy statement of TRCA and a prospectus of MergeCo relating to the MergeCo Shares to be issued in connection with the proposed business combination, with the SEC. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus, or any other document that MergeCo or TRCA has filed or will file with the SEC or send to its shareholders in connection with the proposed business combination. This communication does not contain all the information that should be considered concerning the proposed Business Combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, TRCA’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ DEFINITIVE PROXY STATEMENT/ PROSPECTUS, AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY TRCA OR MERGECO WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.

TRCA commenced mailing the definitive proxy statement on September 8, 2023 to shareholders as of August 25, 2023. Additionally, TRCA and MergeCo will file other relevant materials with the SEC in connection with the proposed Business Combination. Copies of the Registration Statement, the definitive proxy statement/ prospectus and all other relevant materials for the proposed Business Combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by TRCA or MergeCo may be obtained, when available, free of charge from TRCA at www.twinridgecapitalac.com. TRCA’s shareholders may also obtain copies of the definitive proxy statement/prospectus, without charge, by directing a request to Twin Ridge Capital Acquisition Corp., 999 Vanderbilt Beach Road, Suite 200, Naples, Florida 60654.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed Business Combination will be implemented solely pursuant to the Business Combination Agreement and Scheme Implementation Deed, in each case, filed as exhibits to the Current Report on Form 8-K filed by TRCA with the SEC on November 30, 2022, which contains the full terms and conditions of the proposed Business Combination. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation of Proxies

This communication may be deemed solicitation material in respect of the proposed Business Combination. TRCA, CBR, MergeCo, Merger Sub and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies from TRCA’s shareholders in connection with the proposed Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed Business Combination of TRCA’s directors and officers in the Registration Statement, TRCA’s filings with the SEC, including TRCA’s initial public offering prospectus, which was filed with the SEC on March 5, 2021, TRCA’s subsequent annual reports on Form 10-K and quarterly reports on Form 10-Q. To the extent that holdings of TRCA’s securities by insiders have changed from the amounts reported therein, any such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to TRCA’s shareholders in connection with the business combination is included in the definitive proxy statement/prospectus relating to the proposed Business Combination. You may obtain free copies of these documents, when available, as described in the preceding paragraphs.

Forward-Looking Statements

All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy and the plans and objectives of management for future operations including as they relate to the proposed Business Combination and related transactions, pricing and market opportunity, the satisfaction of closing conditions to the proposed Business Combination and related transactions, the level of redemptions by TRCA’s public shareholders and the timing of the completion of the proposed Business Combination, including the anticipated closing date of the proposed Business Combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of CBR’s and TRCA’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of CBR and TRCA.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risks that we will not secure sufficient funding to proceed through to completion of the Transaction, any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination, or that the approval of the shareholders of TRCA or CBR is not obtained; (iii) the ability to maintain the listing of MergeCo’s securities on the stock exchange; (iv) the inability to complete any private placement financing, the amount of any private placement financing or the completion of any private placement financing on favorable terms; (v) the risk that the proposed Business Combination disrupts current plans and operations CBR or TRCA as a result of the announcement and consummation of the proposed Business Combination and related transactions; (vi) the risk that any of the conditions to closing of the Business Combination are not satisfied in the anticipated manner or on the anticipated timeline or are waived by any of the parties thereto; (vii) the failure to realize the anticipated benefits of the proposed Business Combination and related transactions; (viii) risks relating to the uncertainty of the costs related to the proposed Business Combination; (ix) risks related to the rollout of CBR’s business strategy and the timing of expected business milestones; (x) the effects of competition on CBR’s future business and the ability of the combined company to grow and manage growth, establish and maintain relationships with customers and healthcare professionals and retain its management and key employees; (xi) risks related to domestic and international political and macroeconomic uncertainty, including the Russia-Ukraine conflict; (xii) the outcome of any legal proceedings that may be instituted against TRCA, CBR or any of their respective directors or officers; (xiii) the amount of redemption requests made by TRCA’s public shareholders; (xiv) the ability of TRCA to issue equity, if any, in connection with the proposed Business Combination or to otherwise obtain financing in the future; (xv) the impact of the global COVID-19 pandemic and governmental responses on any of the foregoing risks; (xvi) risks related to CBR’s industry; (xvii) changes in laws and regulations; and (xviii) those factors discussed in TRCA’s Annual Report on Form 10-K for the year ended December 31, 2022 under the heading “Risk Factors,” and other documents of TRCA or MergeCo filed with the SEC, including the proxy statement / prospectus. If any of these risks materialize or TRCA’s or CBR’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither TRCA nor CBR presently know or that TRCA and CBR currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect TRCA’s and CBR’s expectations, plans or forecasts of future events and views as of the date of this communication. TRCA and CBR anticipate that subsequent events and developments will cause TRCA’s and CBR’s assessments to change. However, while TRCA and CBR may elect to update these forward-looking statements at some point in the future, each of TRCA, CBR, MergeCo and Merger Sub specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing TRCA’s and CBR’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Carbon Revolution Limited
Chair’s Scheme Meeting address
Monday, 16 October 2023

Welcome

Good afternoon everyone and welcome. My name is James Douglas. I am the Non-Executive Chair of Carbon Revolution Limited. I will be Chairing today’s meetings.

There will be two meetings today, though they both tie together into the one overall Transaction: first, a Scheme Meeting to consider the proposed Scheme of Arrangement followed by a General Meeting to consider the proposed Capital Reduction.

Before we commence the Scheme Meeting, I want to acknowledge the traditional owners of the land, the Wadawurrung people, their Ancestors and Elders past and present.

Today’s meetings are being held in-person and online. This allows shareholders, proxies, representatives and guests to attend the meeting in-person or virtually. For those participating online, attendees can watch a live webcast of the meeting. In addition, Carbon Revolution Shareholders and proxies have the ability to ask questions and submit votes.

Joining me today are my fellow non-executive Directors: Lucia Cade, Dale McKee, and Mark Bernhard.

Also joining me today are: Chief Executive Officer and Managing Director, Jake Dingle, Chief Financial Officer, Gerard Buckle, and General Counsel and Company Secretary, David Nock.

I will be chairing today’s Scheme Meeting and as a quorum of Carbon Revolution Shareholders is present, I declare the Scheme Meeting open.

On behalf of the Carbon Revolution Board and management, I welcome you to this Scheme Meeting, which has been convened in accordance with the orders of the Federal Court of Australia made on 6 September 2023 and amended on 5 October 2023.

Today is a significant day in the history of Carbon Revolution. This Scheme Meeting was convened to consider the proposed Scheme of Arrangement under which Carbon Revolution plc (Irish company number: 607450) (MergeCo) will acquire Carbon Revolution. In connection with the Scheme of Arrangement and Capital Reduction, MergeCo (through a wholly owned subsidiary) will also acquire Twin Ridge Capital Acquisition Corp., a special purpose acquisition company listed on the New York Stock Exchange (SPAC) via a Business Combination. The Scheme of Arrangement, Capital Reduction and the Business Combination (together, the Transaction) are interconditional. This means that all must proceed for the Transaction to proceed.

Upon Implementation, MergeCo will be the ultimate parent entity and will be listed and begin trading on Nasdaq Capital Market from 30 October 2023 (New York time). In relation to this, trading in Carbon Revolution Shares will cease on ASX on 19 October 2023 and Carbon Revolution will cease to be listed on ASX on 30 October 2023.

Before moving onto the formal part of the Scheme Meeting, I would like to give you a couple of highlights from our recent performance and talk about the key benefits of the Transaction.

Highlights

In the last year, the business has achieved a number of significant operational milestones and has strong momentum leading into the merger. In particular:

•
The business has been awarded five new programs in the past 12 months and more than doubled its backlog[1] to A$1.05 billion, almost half of which is from EV platforms. This is tremendous progress for the Company’s strategic growth and demonstrates the increasing market demand for the technology.

•	The Company’s Mega-line has been commissioned. It is producing wheels every day and we are seeing improved operational metrics as volume increases.

•
In the quarter ending September 2023, we experienced record quarterly total revenue of A$16.2m for the first quarter of FY24, which is an increase of 24% on the prior quarter and 10% above the prior record.

I am aware that this Transaction has been drawn out and is complex. As such, I would like to take this opportunity to summarise the key benefits of the Transaction:

•
Moving the listing to North America, which provides the business access to US capital markets. These capital markets are significantly deeper and more diverse than Australian markets, especially for growth capital, and are expected to provide substantial pools of capital for future growth funding post listing in the US.

•
In contemplation of the US listing through the merger with the SPAC and by working closely with our SPAC partners, the Company has already been successful with the completion of a new US$60 million New Debt Facility (completed in May 2023) and a Structured Equity Facility with a commitment of up to US$110 million (announced on 22 September 2023) with Orion Infrastructure Capital (OIC). Additionally, going forward, MergeCo will also have access to new equity funds via a three-year committed equity facility of up to US$60 million with Yorkville Advisors. Each of these financings are contingent on Carbon Revolution successfully re-listing in the US but have or will provide significant capital that I do not believe we could have accessed as an Australian-listed company.

•
The OIC transaction is expected to complete soon after listing in the US and provides initial funding of US$35 million and access to an additional up to US$75 million over the coming years as the business expands. The initial OIC funds allow the business to continue its expansion of the Geelong manufacturing facility, introduce new wheel programs that are currently in development and to continue on our pathway to profitability. Carbon Revolution is making good progress towards meeting the conditions for the release of the initial funding under the Structured Equity Facility, and assuming shareholder approval today, we believe that CR will be able to meet the balance of the those conditions precedent during the course of October.

•
The Carbon Revolution Directors believe OIC is an outstanding long-term capital partner for the Company. Chris Leary, Investment Partner and Head of Infra Equity at OIC, said, “OIC is excited to finalise our capital partnership with Carbon Revolution, which will support the Company’s growth plans and infrastructure expansion. We believe that Carbon Revolution’s innovative and proven product will be instrumental in supporting EV adoption and overall vehicle efficiency, driven by a multiyear backlog from industry leading OEMs”.

1 Backlog as of 31/10/2022 and 30/09/2023, Backlog (remaining lifetime gross program projected revenue) is based on awarded programs and excludes programs that are contracted for engineering. Please see Disclaimer, Risk Factors and Projection Methodologies for important details. from 29th September 2023 ASX announcement titled “Revised Financial Projections”

•
Upon listing in the US, we will welcome four new and industry leading Board members: Bob Lutz, Burt Jordan, Jacqui Dedo and Matti Masanovich. They have all held senior leadership and executive roles across the US automotive industry and they will bring to the Company a high degree of additional experience, skills and insights that will be invaluable following our US listing as we pursue new growth opportunities globally.

With improved access to capital, a world class board and management team, and growing operational momentum, I am very optimistic about Carbon Revolution’s future.

There has been some concern about the DTC election process. For those of you that have not yet completed your DTC election which will allow you to trade your Carbon Revolution shares on NASDAQ, I would like to note that you need to make a DTC Election to trade shares on a US exchange but you will have at least 6 months to make your DTC Election and we expect that we will extend this deadline so long as material numbers of Australian shareholders have not made this election at that point.

I would like to note that the 10-to-1 share consolidation discussed in the Second Supplementary Scheme Booklet does not impact our shareholders ownership in MergeCo.  Scheme Shareholder and SPAC Shareholder will receive one-tenth of the shares than was previously the case, with the same relative holding as between them, and no change to the total value of shares held by any shareholder.

The General Meeting, which will be held today at 1.30pm (Melbourne time) (or at the conclusion of the Scheme Meeting, whichever is later), was convened to consider the Capital Reduction component of the Transaction.

I will present the Scheme Resolution to be considered and there will be time for questions and discussion. I will also display the proxy votes for the Scheme Resolution before putting the Scheme Resolution to a vote by way of a poll. The results of today's Scheme Meeting will be announced to ASX later today.

Overview of Transaction

Before moving to the formal business, I would like to say a few words about the Transaction. Details of the Transaction are outlined in the scheme booklet and the supplementary scheme booklets (Scheme Booklets), which were made available to Carbon Revolution Shareholders in accordance with the orders of the Federal Court of Australia.

Carbon Revolution and the SPAC entered into a Scheme Implementation Deed and Business Combination Agreement on 30 November 2022, to give effect to a proposed merger between them.

Under the Scheme Implementation Deed and Business Combination Agreement, the merger will be effected by MergeCo, an entity which has no trading history or operations and only nominal share capital, acquiring both:

•	Carbon Revolution, by way of the Scheme and Capital Reduction; and
•	the SPAC, by way of a wholly owned subsidiary of MergeCo (Merger Sub) and the SPAC being combined under the Business Combination Agreement.

These two transactions are interconditional (that is, one cannot occur without the other) and are together the Transaction discussed in the Scheme Booklet. The consideration to be provided by MergeCo to Carbon Revolution Shareholders and SPAC Shareholders is MergeCo Shares (and in the case of the acquisition of the SPAC, MergeCo Public Warrants, which will replace the SPAC Warrants currently on issue). As a result, Carbon Revolution and the combined SPAC/Merger Sub entity will become subsidiaries of MergeCo (the resulting group being the Combined Group) and the existing Carbon Revolution Shareholders and SPAC Shareholders will jointly own MergeCo, which will be listed on Nasdaq Capital Market.

For the purpose of determining the number of MergeCo Shares received for each Carbon Revolution Share, the Scheme uses an enterprise value of Carbon Revolution of US$200 million. Based on Carbon Revolution’s cash and debt position as at 31 March 2023 and applicable adjustments, this corresponds to an equity value of US$186.7 million as at 31 March 2023. Taking into account the number of Carbon Revolution Shares expected to be on issue at the Scheme Record Date (being 213,029,945), the Structured Equity Facility as discussed in the Supplementary Scheme Booklet dated 28 September 2023, the 10-to-1 share consolidation discussed in the Second Supplementary Scheme Booklet dated 6 October 2023, and the deemed value of MergeCo Shares of US$10 each, this means that each Carbon Revolution Share will be exchanged for approximately 0.00643 MergeCo Shares.

Scheme of Arrangement and Capital Reduction

If the Scheme becomes Effective and the Capital Reduction is approved, on the Implementation Date, all of the Carbon Revolution Shares and all the rights and entitlements attaching to them as at the Implementation Date will be cancelled by way of a capital reduction. In exchange, MergeCo will issue the Scheme Consideration (approximately 0.00643 MergeCo Shares for each Carbon Revolution Share) to Carbon Revolution Shareholders. Carbon Revolution will also issue one Carbon Revolution Share to MergeCo. This will result in Carbon Revolution becoming a wholly owned subsidiary of MergeCo and Carbon Revolution Shareholders becoming shareholders in MergeCo. This will occur in accordance with the terms of the Scheme and the Deed Poll.

Reasons to Vote For or Against the Scheme and the Capital Reduction

In making their recommendation, your Directors have considered an extensive range of issues and have had regard to their overarching responsibility to act in the best interests of Carbon Revolution Shareholders.

In particular, the Carbon Revolution Board has identified a number of reasons why you should vote in favour of the Scheme and the Capital Reduction and a number of reasons why you may wish to vote against the Scheme and the Capital Reduction. These are set out in detail in the Scheme Booklets and are summarised on the current slide.

Having regard to these matters, your Directors believe the reasons to vote in favour of the Scheme and the Capital Reduction outweigh the reasons to vote against the Scheme and the Capital Reduction.

Independent Expert’s Conclusion

The Carbon Revolution Directors appointed Grant Thornton as the Independent Expert to assess the merits of the Scheme and the Capital Reduction.

The Independent Expert concluded that the Scheme and the Capital Reduction are not fair but reasonable, and in the best interests of Carbon Revolution Shareholders, in the absence of a Superior Proposal.

The Independent Expert’s conclusions are set out on the current slide.

The Independent Expert estimates the underlying value of Carbon Revolution Shares to be between $0.408 and $0.561, on the basis that a voluntary administrator is not appointed.

The Independent Expert’s report is set out in full in Annexure 1 of the Scheme Booklet.

Recommendation of Carbon Revolution Directors

The Carbon Revolution Directors continue to unanimously recommend that Carbon Revolution Shareholders vote in favour of the Scheme and the Capital Reduction, in the absence of a Superior Proposal and subject to the Independent Expert continuing to conclude that the Scheme and the Capital Reduction are in the best interests of Carbon Revolution Shareholders.

Carbon Revolution Shareholders should have regard to the interests of Carbon Revolution Directors when considering the Board’s recommendation. These details are disclosed in Section 7 of the Scheme Booklet.

At the time of this Scheme Meeting, no Superior Proposal has emerged and Carbon Revolution Directors are not aware of any Superior Proposal that is likely to emerge.

Prior to the Scheme Meeting, each Carbon Revolution Director who holds Carbon Revolution Shares instructed that these shares be voted in favour of the Scheme.

I would like to comment on the conditions precedent to the Scheme by noting that the Carbon Revolution Directors are not aware of any circumstances that would cause any of the outstanding conditions precedent not to be satisfied, except as set out in the Scheme Booklets.

Carbon Revolution, the SPAC and MergeCo continue to make progress in relation to the satisfaction of the conditions precedent required under the Scheme Implementation Deed and scheme of arrangement.

The Scheme also remains subject to a number of other customary conditions precedent, including shareholders approving the Scheme Resolution at this meeting, and the Federal Court of Australia approving the Scheme.

Although Carbon Revolution Shareholder approval is a condition precedent, it does not need to be the final condition to be satisfied. Accordingly, the Carbon Revolution Board considered it was in the interests of Carbon Revolution Shareholders to proceed with the vote today to reduce any potential delays for Implementation, including transfer of consideration to Carbon Revolution Shareholders.

Process following shareholder approval

If the Scheme Resolution is passed by the required majorities at this Scheme Meeting, the Capital Reduction Resolution is passed by the required majorities at the General Meeting, and when the conditions precedent to the Scheme are satisfied, Carbon Revolution will apply to the Federal Court of Australia for approval of the Scheme.

Carbon Revolution has a scheduled Court hearing for the scheme on 18 October 2023.

When the Court approves the Scheme, a copy of the Court orders will be lodged with ASIC, following which the Scheme will become legally effective, and Carbon Revolution Shares will be suspended from trading on ASX. We expect that the last day of trading, based on this timing, will be 19 October 2023 and trading in Carbon Revolution shares will cease at close of trading on that day

Subject to all conditions being satisfied, Carbon Revolution Shareholders can expect that the Transaction will be implemented on 30 October 2023.

If the outstanding conditions are not satisfied or waived, or the Scheme and/or the Capital Reduction are not approved by Carbon Revolution Shareholders and the Court, the Transaction will not proceed and Carbon Revolution will continue as a standalone entity listed on ASX.

Meeting procedures

Before moving on to the formal business of this Scheme Meeting, there are a number of procedural matters that I would like to bring to your attention.

For Carbon Revolution Shareholders who are attending the Scheme Meeting in-person, you will be given the opportunity to ask questions in a moment. Please raise your YELLOW OR BLUE attendee card to indicate to the Company Secretary, who will act as question moderator, if you have a question or comment you wish to make.

For Carbon Revolution Shareholders who are attending the Scheme Meeting virtually, questions can be submitted at any time. To ask a question, select the Q&A icon and type your question in the text box. Once you have finished typing, please hit the send button. For Carbon Revolution Shareholders attending virtually and wishing to ask a verbal question, please follow the instructions written below the broadcast.

If you have any technical issues, please re-submit your question in writing. Please note that while you can submit questions via the online platform from now on, I will not address them until the relevant time in the meeting. Please also note that your questions may be moderated or if we receive multiple questions on one topic, combined together.

The Company Secretary will read out any shareholder questions submitted via the online platform during the course of business at today’s Scheme Meeting, and introduce any shareholders with a verbal question.

Poll voting

For Carbon Revolution Shareholders who are attending the Scheme Meeting in-person, voting today will be conducted by way of a poll. The persons entitled to vote on the poll are all Carbon Revolution Shareholders, representatives and attorneys of Carbon Revolution Shareholders, and proxyholders who hold YELLOW admission cards or have registered via the online meeting platform. On the reverse of your YELLOW admission card is your voting paper and instructions. Attached to proxyholders’ admission cards are details of the voting instructions. By completing the voting paper, you are deemed to have voted in accordance with those instructions.

In respect of any open votes a proxyholder may be entitled to cast, you need to mark a box beside the motion to indicate how you wish to cast your open votes. Carbon Revolution Shareholders need to mark a box beside the motion to indicate how you wish to cast your votes.

A Link representative will collect your completed voting paper at the appropriate time during the meeting.

For Carbon Revolution Shareholders who are attending the Scheme Meeting virtually, voting today will be conducted online by Link. To provide you with enough time to vote, I will shortly open voting.

At that time, if you are eligible to vote at this meeting, once voting opens press the vote icon and the resolution will be activated with voting options. To cast your vote simply select one of the options. There is no need to hit a submit or enter button as the vote is automatically recorded. You will receive a vote confirmation notification on your screen. You can change your vote up until the time I declare voting closed.

I now declare voting open. The polling icon will soon appear on the Link platform. Please submit your votes at any time. I will give you a two-minute warning before I move to close voting.

Proxies

In relation to proxies, I advise the meeting that a number of valid proxies have been received by Carbon Revolution and I will provide the proxy details after discussion on today’s resolution.

In relation to the proxies that I am holding as Chair, I advise that if a member has directed me to vote in a certain way, I will vote in accordance with that direction. If I have not been directed to vote in any way, I intend to vote in favour of the Scheme Resolution. With this background, we will now move to the formal business of the Scheme Meeting.

Scheme Resolution

If there are no objections from Carbon Revolution Shareholders, I propose to take the notice convening this Scheme Meeting as read. The Scheme Resolution, as set out in the Notice of Scheme Meeting is displayed on the screen and is as follows:

“That, pursuant to and in accordance with the provisions of section 411 of the Corporations Act 2001 (Cth), the scheme of arrangement proposed between Carbon Revolution Limited and the holders of its fully paid ordinary shares (the terms of which are described in the scheme booklet of which the notice convening this meeting forms part of) is agreed to (with or without amendment or any alterations or conditions as approved by the Federal Court of Australia to which Carbon Revolution Limited and Twin Ridge Capital Acquisition Corp agree).”

The Scheme Resolution must be passed by the requisite majorities.

The results of the valid proxies received are shown on screen and in the announcement released this morning on ASX.

I now ask for questions from the floor or online.

Close and Thank You

I’d like to take this opportunity to thank all of our shareholders for your continued support.

I’d also like to thank my fellow Carbon Revolution Directors for their commitment and leadership through this period. This has helped guide Carbon Revolution through the extensive reform program that is underway.

To the Carbon Revolution executive, management team and our dedicated employees, thank you for your hard work, resilience and commitment as we continue to innovate, commercialise, and industrialise the manufacture of carbon fibre wheels for the global automotive industry.

To all of our employees, thank you for your efforts in continuing to provide exceptional and world class service to all of our customers.

This now concludes the official business of this Scheme Meeting.

As a reminder, the results of the vote will be announced to ASX as soon as available and will also be available on Carbon Revolution’s website.

There will be a two-minute period at the conclusion of this Scheme Meeting to allow Carbon Revolution Shareholders to finalise their voting using the online platform.

Thank you for your participation this morning. I now declare this Scheme Meeting closed for all purposes, subject to the conduct and conclusion of the poll.

Carbon Revolution Limited
Chair’s General Meeting address
Monday, 16 October 2023

Welcome

Good afternoon everyone and welcome. My name is James Douglas. I am the Non-Executive Chair of Carbon Revolution Limited. I will be chairing today’s General Meeting.

Before we commence the General Meeting, I want to acknowledge the traditional owners of the land, the Wadawurrung people, their Ancestors and Elders past and present.

As a quorum of Carbon Revolution Shareholders is present, I declare the General Meeting open.

On behalf of the Carbon Revolution Board and management, I welcome you to this General Meeting, which has been convened in accordance with Carbon Revolution’s Constitution.

This General Meeting was convened to consider the proposed Capital Reduction under which Carbon Revolution plc (Irish company number: 607450) (MergeCo) will acquire Carbon Revolution. In connection with the scheme of arrangement and capital reduction, MergeCo (through a wholly owned subsidiary) will also acquire Twin Ridge Capital Acquisition Corp., a special purpose acquisition company listed on the New York Stock Exchange (SPAC) via a business combination. The scheme of arrangement, capital reduction and the business combination (together, the Transaction) are interconditional.

Today’s meeting is being held in-person and online. This allows shareholders, proxies, representatives and guests to attend the meeting in-person or virtually. For those participating online, attendees can watch a live webcast of the meeting. In addition, Carbon Revolution Shareholders and proxies have the ability to ask questions and submit votes.

Joining me today are my fellow non-executive Directors: Lucia Cade, Dale McKee, and Mark Bernhard.

Also joining me today are: Chief Executive Officer and Managing Director, Jake Dingle, Chief Financial Officer, Gerard Buckle, and General Counsel and Company Secretary, David Nock.

I will present the Capital Reduction Resolution to be considered and there will be time for questions and discussion. I will also display the proxy votes for the Capital Reduction Resolution before putting the Capital Reduction Resolution to a vote by way of a poll. The results of today’s General Meeting will be announced to ASX later today.

Overview of Transaction

Before moving to the formal business, I would like to say a few words about the Transaction. Details of the Transaction are outlined in the scheme booklet and supplementary scheme booklets (Scheme Booklets), which were made available to Carbon Revolution Shareholders.

Carbon Revolution and the SPAC entered into a Scheme Implementation Deed and Business Combination Agreement on 30 November 2022, to give effect to a proposed merger between them.

Under the Scheme Implementation Deed and Business Combination Agreement, the merger will be effected by MergeCo, an entity which has no trading history or operations and only nominal share capital, acquiring both:

•	Carbon Revolution, by way of the Scheme and Capital Reduction; and
•	the SPAC, by way of a wholly owned subsidiary of MergeCo (Merger Sub) and the SPAC being combined under the Business Combination Agreement.

These two transactions are interconditional (that is, one cannot occur without the other) and are together the Transaction discussed in the Scheme Booklet. The consideration to be provided by MergeCo to Carbon Revolution Shareholders and SPAC Shareholders is MergeCo Shares (and in the case of the acquisition of the SPAC, MergeCo Public Warrants, which will replace the SPAC Warrants currently on issue). As a result, Carbon Revolution and the combined SPAC/Merger Sub entity will become subsidiaries of MergeCo (the resulting group being the Combined Group) and the existing Carbon Revolution Shareholders and SPAC Shareholders will jointly own MergeCo, which will be listed on Nasdaq Capital Market.

For the purpose of determining the number of MergeCo Shares received for each Carbon Revolution Share, the Scheme uses an enterprise value of Carbon Revolution of US$200 million. Based on Carbon Revolution’s cash and debt position as at 31 March 2023 and applicable adjustments, this corresponds to an equity value of US$186.7 million as at 31 March 2023. Taking into account the number of Carbon Revolution Shares expected to be on issue at the Scheme Record Date (being 213,029,945), the Structured Equity Facility as discussed in the Supplementary Scheme Booklet dated 28 September 2023, the 10-to-1 share consolidation discussed in the Second Supplementary Scheme Booklet dated 6 October 2023, and the deemed value of MergeCo Shares of US$10 each, this means that each Carbon Revolution Share will be exchanged for approximately 0.00643 MergeCo Shares.

I would like to note that the 10-to-1 share consolidation discussed in the Second Supplementary Scheme Booklet does not impact our shareholders ownership in MergeCo. Scheme Shareholder and SPAC Shareholder will receive one-tenth of the shares than was previously the case, with the same relative holding as between them, and no change to the total value of shares held by any shareholder.

Scheme of Arrangement and Capital Reduction

If the Scheme becomes Effective and the Capital Reduction is approved, on the Implementation Date, all of the Carbon Revolution Shares and all the rights and entitlements attaching to them as at the Implementation Date will be cancelled by way of a capital reduction. In exchange, MergeCo will issue the Scheme Consideration (approximately 0.00643 MergeCo Shares for each Carbon Revolution Share) to Carbon Revolution Shareholders. Carbon Revolution will then immediately issue one Carbon Revolution Share to MergeCo. This will result in Carbon Revolution becoming a wholly owned subsidiary of MergeCo and Carbon Revolution Shareholders becoming shareholders in MergeCo. This will occur in accordance with the terms of the Scheme and the Deed Poll.

Reasons to Vote For or Against the Scheme and the Capital Reduction

In making their recommendation, your Directors have considered an extensive range of issues and have had regard to their overarching responsibility to act in the best interests of Carbon Revolution Shareholders.

In particular, the Carbon Revolution Board has identified a number of reasons why you should vote in favour of the Scheme and the Capital Reduction and a number of reasons why you may wish to vote against the Scheme and the Capital Reduction. These are set out in detail in the Scheme Booklets and are summarised on the current slide.

Having regard to these matters, your Directors believe the reasons to vote in favour of the Scheme and the Capital Reduction outweigh the reasons to vote against the Scheme and the Capital Reduction.

Independent Expert’s Conclusion

The Carbon Revolution Directors appointed Grant Thornton as the Independent Expert to assess the merits of the Scheme and the Capital Reduction. The Independent Expert concluded that the Scheme and the Capital Reduction are not fair but reasonable, and in the best interests of Carbon Revolution Shareholders, in the absence of a Superior Proposal. The Independent Expert’s conclusions are set out on the current slide.

The independent expert estimates the underlying value of Carbon Revolution Shares to be between $0.408 and $0.561, on the basis that a voluntary administrator is not appointed.

The Independent Expert’s report is set out in full in Annexure 1 of the Scheme Booklet.

Recommendation of Carbon Revolution Directors

The Carbon Revolution Directors continue to unanimously recommend that Carbon Revolution Shareholders vote in favour of the Scheme and the Capital Reduction, in the absence of a Superior Proposal and subject to the Independent Expert continuing to conclude that the Scheme and the Capital Reduction are in the best interests of Carbon Revolution Shareholders.

Carbon Revolution Shareholders should have regard to the interests of Carbon Revolution Directors when considering the Board’s recommendation. These details are disclosed in Section 7 of the Scheme Booklet.

At the time of this General Meeting, no Superior Proposal has emerged and Carbon Revolution Directors are not aware of any Superior Proposal that is likely to emerge.

Prior to the General Meeting, each Carbon Revolution Director who holds Carbon Revolution Shares instructed that these shares be voted in favour of the Capital Reduction.

I would like to comment on the conditions precedent to the Scheme by noting that the Carbon Revolution Directors are not aware of any circumstances that would cause any of the outstanding conditions precedent not to be satisfied, except as set out in the Scheme Booklets.

Carbon Revolution, the SPAC and MergeCo continue to make progress in relation to the satisfaction of the conditions precedent required under the Scheme Implementation Deed and scheme of arrangement.

The Scheme also remains subject to a number of other customary conditions precedent, including shareholders approving the Scheme Resolution at this meeting, and the Federal Court of Australia approving the Scheme.

Although Carbon Revolution Shareholder approval is a condition precedent, it does not need to be the final condition to be satisfied. Accordingly, the Carbon Revolution Board considered it was in the interests of Carbon Revolution Shareholders to proceed with the vote today to reduce any potential delays for Implementation, including transfer of consideration to Carbon Revolution Shareholders.

Process following shareholder approval

If the Capital Reduction Resolution is passed by the requisite majorities at this General Meeting, the Scheme Resolution is passed by the requisite majorities at the Scheme Meeting, and when the conditions precedent to the scheme are satisfied, Carbon Revolution will apply to the Federal Court of Australia for approval of the Scheme.  Carbon Revolution has a scheduled Court hearing for the scheme on 18 October 2023.

When the Court approves the Scheme, a copy of the Court orders will be lodged with ASIC, following which the Scheme will become legally effective, and Carbon Revolution Shares will be suspended from trading on ASX with the final trading day expected to be Thursday 19th of October.

Subject to all conditions being satisfied, Carbon Revolution Shareholders can expect that Transaction will be implemented on 30 October 2023. If the outstanding conditions are not satisfied or waived, or the Scheme and/or the Capital Reduction are not approved by Carbon Revolution Shareholders and the Court, the Transaction will not proceed and Carbon Revolution will continue as a standalone entity listed on ASX.

Meeting procedures

Before moving on to the formal business of the General Meeting, there are a number of procedural matters that I would like to bring to your attention.

For Carbon Revolution Shareholders who are attending this General Meeting in-person, you will be given the opportunity to ask questions in a moment. Please raise your GREEN or PINK attendee card to indicate to the Company Secretary, who will act as question moderator, if you have a question or comment you wish to make.

For Carbon Revolution Shareholders who are attending this General Meeting virtually, questions can be submitted at any time. To ask a question, select the Q&A icon and type your question in the text box. Once you have finished typing, please hit the send button. For virtual Carbon Revolution Shareholders wishing to ask a verbal question, please follow the instructions written below the broadcast.

If you have any technical issues, please re-submit your question in writing. Please note that while you can submit questions via the online platform from now on, I will not address them until the relevant time in the meeting. Please also note that your questions may be moderated or if we receive multiple questions on one topic, combined together.

The Company Secretary will read out any shareholder questions submitted via the online platform during the course of business at today’s General Meeting, and introduce any shareholders with a verbal question.

Poll voting

For Carbon Revolution Shareholders who are attending this General Meeting in-person, voting today will be conducted by way of a poll. The persons entitled to vote on the poll are all Carbon Revolution Shareholders, representatives and attorneys of Carbon Revolution Shareholders, and proxyholders who hold GREEN admission cards or have registered via the online meeting platform. On the reverse of your GREEN admission card is your voting paper and instructions. Attached to proxyholders’ admission cards are details of the voting instructions. By completing the voting paper, you are deemed to have voted in accordance with those instructions.

In respect of any open votes a proxyholder may be entitled to cast, you need to mark a box beside the motion to indicate how you wish to cast your open votes. Carbon Revolution Shareholders need to mark a box beside the motion to indicate how you wish to cast your votes.

A Link representative will collect your completed voting paper at the appropriate time during the meeting.

For Carbon Revolution Shareholders who are attending this General Meeting virtually, voting today will be conducted online by Link. To provide you with enough time to vote, I will shortly open voting.

At that time, if you are eligible to vote at this meeting, once voting opens press the vote icon and the resolution will be activated with voting options. To cast your vote simply select one of the options. There is no need to hit a submit or enter button as the vote is automatically recorded. You will receive a vote confirmation notification on your screen. You can change your vote up until the time I declare voting closed.

I now declare voting open.

The polling icon will soon appear on the Link platform. Please submit your votes at any time. I will give you a two-minute warning before I move to close voting.

Proxies

In relation to proxies, I advise the meeting that a number of valid proxies have been received by Carbon Revolution and I will provide the proxy details after discussion on today's resolution.

In relation to the proxies that I am holding as Chair, I advise that if a member has directed me to vote in a certain way, I will vote in accordance with that direction. If I have not been directed to vote in any way, I intend to vote in favour of the Capital Reduction Resolution. With this background, we will now move to the formal business of the General Meeting.

Capital Reduction Resolution

If there are no objections from Carbon Revolution Shareholders, I propose to take the notice convening this General Meeting as read. The Capital Reduction Resolution, as set out in the Notice of General Meeting is displayed on the screen and is as follows:

“That, subject to and conditional upon the scheme of arrangement proposed to be made between Carbon Revolution Limited (Carbon Revolution) and holders of its fully paid ordinary shares (Carbon Revolution Shares) becoming effective in accordance with section 411(10) of the Corporations Act 2001 (Cth) (Corporations Act) (Scheme) and for the purposes of section 256C(1) of the Corporations Act and for all other purposes, the share capital of Carbon Revolution be reduced on the Implementation Date (as defined in the Scheme) by cancelling all Carbon Revolution Shares on issue on the Implementation Date (as defined in the Scheme) in exchange for the Scheme Consideration (as defined in the Scheme) in accordance with the Scheme and all other transactions and arrangements described in the scheme booklet of which the notice convening this meeting forms part of.”

The Capital Reduction Resolution must be passed by the requisite majorities.

The results of the valid proxies received are shown on screen and in the announcement released this morning on ASX.

I now ask for questions from the floor or online.

Close and Thank You

I’d like to take this opportunity to thank all of our shareholders for your continued support.

I’d also like to thank my fellow Carbon Revolution Directors for their commitment and leadership through this period. This has helped guide Carbon Revolution through the extensive reform program that is underway.

To the Carbon Revolution executive, management team and our dedicated employees, thank you for your hard work, resilience and commitment as we continue to innovate, commercialise, and industrialise the manufacture of carbon fibre wheels for the global automotive industry.

To all of our employees, thank you for your efforts in continuing to provide exceptional and world class service to all of our customers.

This now concludes the official business of this General Meeting.

As a reminder, the results of the vote will be announced to ASX as soon as available and will also be available on Carbon Revolution’s website.

There will be a two-minute period at the conclusion of this General Meeting to allow Carbon Revolution Shareholders to finalise their voting using the online platform.

In closing, I would like to reflect on the benefits of the merger which include:

•	Bringing four industry leading Board members onto our board: Bob Lutz, Burt Jordan, Jacqui Dedo and Matti Masanovich and I look forward to working with them all.
•	Moving the listing to North America provides the business access to U.S. capital markets.
•
And the Company has already been successful with completion of the US$60 million Term Debt facility, we have the US$60 million committed equity facility available post-merger and we welcome Orion to the business and we look forward to completing the US$110 million Structured Equity Facility in the near term

This new funding that allows the business to continue its expansion of the Geelong manufacturing facility, the introduction of new wheel programs which are currently in development and to continue on our pathway to profitability.

For those of you that have not yet completed your DTC election which will allow you to trade your Carbon Revolution shares on NASDAQ, I would like to note that you need to make a DTC Election to trade shares on a US exchange but you will have at least 6 months to make your DTC Election and we expect that we will extend this deadline so long as material numbers of Australian shareholders have not made this election at that point.

Thank you for your participation today. I now declare this General Meeting closed for all purposes, subject to the conduct and conclusion of the poll.

 CARBON REVOLUTION (ASX:CBR)  SCHEME MEETING  16 OCTOBER 2023

 Chairman’s Address  James Douglas

 Overview of Transaction

 Scheme of Arrangement and  Capital Reduction

 5  Reason to Vote For or Against the Scheme and the Capital Reduction   5  Reasons why you should vote in favour of the scheme  The Carbon Revolution Directors are unanimously in favour of the Scheme and the Capital Reduction in the absence of a Superior Proposal, and subject to the Independent Expert continuing to conclude that the Scheme and Capital Reduction are in the best interests of Carbon Revolution Shareholders.   The Independent Expert has concluded that the Scheme and Capital Reduction are not fair but reasonable and in Carbon Revolution Shareholders’ best interests.   The Transaction is intended to provide the Combined Group with access to funding and Carbon Revolution is unlikely to be able to continue operating without the access to funding and funding opportunities provided by the Transaction.   The Transaction will result in the Carbon Revolution Business having increased exposure to larger and more diverse investors and improved liquidity in the US market.   No Superior Proposal has emerged.   Reasons why may wish to vote against the Scheme  Carbon Revolution Shareholders’ investment in the Carbon Revolution Business will be substantially diluted.   The price of MergeCo Shares may trade down, impacting Carbon Revolution Shareholders’ actual returns.   Redemptions by SPAC Shareholders may mean that little or no cash is available to the Combined Group from the SPAC Trust Account in connection with the Scheme and may mean no liquid market for MergeCo Shares develops.  If MergeCo Shares are accepted for listing on Nasdaq Capital Market they may later be de-listed from Nasdaq Capital Market.  There will be a change in the profile of the investment of Carbon Revolution Shareholders’ (who will become shareholders in a US listed Irish incorporated company).  There may be negative tax implications for some Carbon Revolution Shareholders for the cancellation of Carbon Revolution Shares pursuant to the Transaction, and holding MergeCo Shares may have different tax implications that may not be attractive to some Carbon Revolution Shareholders.  Implementation of the Transaction will expose the Carbon Revolution Business to a more litigious and expensive environment.

 6  Independent Expert’s Conclusion   6  The Independent Expert concluded that the Scheme and the Capital Reduction are not fair but reasonable and in Carbon Revolution Shareholders’ best interests, in the absence of a Superior Proposal.  The key reason which led the Independent Expert to conclude that the Scheme and the Capital Reduction is in the best interests of Carbon Revolution Shareholders is that if the Transaction does not proceed, the Carbon Revolution Board may be forced to place Carbon Revolution into liquidation or voluntary administration if an alternative course of action does not emerge in the short term, which the Independent Expert considered to be a remote possibility in the circumstances.

 7  Recommendation of Carbon Revolution Directors   7  The Carbon Revolution Directors unanimously recommend that you vote in favour of the Scheme and the Capital Reduction, in the absence of a Superior Proposal and subject to the Independent Expert continuing to conclude that the Scheme and the Capital Reduction are in the best interests of Carbon Revolution Shareholders.  Subject to the same conditions, each Carbon Revolution Director intends to vote all their Carbon Revolution Shares in favour of the Scheme and the Capital Reduction.  In reaching this conclusion, the Carbon Revolution Directors have had regard to the funding the Transaction provides to the Carbon Revolution Business in circumstances where there currently do not appear to be any other feasible funding opportunities available to the Company. In particular, if Implementation of the Transaction does not occur:  any funds left in the SPAC Trust Account following redemptions, any funds available from the CEF (subject to the CEF Ownership Restriction) and any funds through the Structured Equity Facility will not be available (except to the extent the arrangements can be re-negotiated); and  on or before 30 November 2023, the New Debt Program will require early repayment of the principal and all accrued interest plus payment of a fee of 7% of the principal to the Servicer (unless the terms of the New Debt Program can be renegotiated). In the event this payment was required and not made, the Servicer may exercise rights available to it under the New Debt Program, including the enforcement of security provided to it over substantially all of Carbon Revolution’s assets (including substantially all of its intellectual property) in connection with the New Debt Program.  As such, if the Transaction does not proceed, Carbon Revolution Directors may be forced to place Carbon Revolution into liquidation or voluntary administration if an alternative course of action (eg seeking to negotiate amendments to the terms of the New Debt Program coupled with conducting a substantial capital raising on terms which may not be favourable to shareholders (and which may take the form of an IPO and capital raising in the US) or securing a new financier or finding a purchaser of Carbon Revolution) does not become available in a short time period. In particular, if at any time the amount under the New Debt Program became repayable as a result of the deadline under the New Debt Program being reached and Carbon Revolution cannot repay the amount owed under the New Debt Program, the Carbon Revolution Board would appoint voluntary administrators.

 8  Process following shareholder approval  8  If the Scheme Resolution and the Capital Reduction Resolution are passed, Carbon Revolution intends to seek Court orders approving the Scheme at the Court hearing scheduled for 2.15pm on 18 October 2023.  Carbon Revolution intends to lodge with ASIC the Court orders approving the scheme soon after they are made, at which time the scheme will become effective.   Subject to all conditions precedent being satisfied, shareholders can expect the scheme to be implemented on 30 October 2023.

 Meeting Procedures

 Poll Voting

 11  Scheme Resolution and proxy votes  11  Resolution  ‘That, pursuant to and in accordance with the provisions of section 411 of the Corporations Act 2001 (Cth), the scheme of arrangement proposed between Carbon Revolution Limited and the holders of its fully paid ordinary shares (the terms of which are described in the scheme booklet of which the notice convening this meeting forms part of) is agreed to (with or without amendment or any alterations or conditions as approved by the Federal Court of Australia to which Carbon Revolution Limited and Twin Ridge Capital Acquisition Corp agree).’  Proxy votes

 Questions

 Close and Thank You

 CARBON REVOLUTION (ASX:CBR)  GENERAL MEETING  16 OCTOBER 2023

 Chairman’s Address  James Douglas

 Overview of Transaction

 Scheme of Arrangement and  Capital Reduction

 18  Reason to Vote For or Against the Scheme and the Capital Reduction   18  Reasons why you should vote in favour of the scheme  The Carbon Revolution Directors are unanimously in favour of the Scheme and the Capital Reduction in the absence of a Superior Proposal, and subject to the Independent Expert continuing to conclude that the Scheme and Capital Reduction are in the best interests of Carbon Revolution Shareholders.   The Independent Expert has concluded that the Scheme and Capital Reduction are not fair but reasonable and in Carbon Revolution Shareholders’ best interests.   The Transaction is intended to provide the Combined Group with access to funding and Carbon Revolution is unlikely to be able to continue operating without the access to funding and funding opportunities provided by the Transaction.   The Transaction will result in the Carbon Revolution Business having increased exposure to larger and more diverse investors and improved liquidity in the US market.   No Superior Proposal has emerged.   Reasons why may wish to vote against the Scheme  Carbon Revolution Shareholders’ investment in the Carbon Revolution Business will be substantially diluted.   The price of MergeCo Shares may trade down, impacting Carbon Revolution Shareholders’ actual returns.   Redemptions by SPAC Shareholders may mean that little or no cash is available to the Combined Group from the SPAC Trust Account in connection with the Scheme and may mean no liquid market for MergeCo Shares develops.  If MergeCo Shares are accepted for listing on Nasdaq Capital Market they may later be de-listed from Nasdaq Capital Market.  There will be a change in the profile of the investment of Carbon Revolution Shareholders’ (who will become shareholders in a US listed Irish incorporated company).  There may be negative tax implications for some Carbon Revolution Shareholders for the cancellation of Carbon Revolution Shares pursuant to the Transaction, and holding MergeCo Shares may have different tax implications that may not be attractive to some Carbon Revolution Shareholders.  Implementation of the Transaction will expose the Carbon Revolution Business to a more litigious and expensive environment.

 19  Independent Expert’s Conclusion   19  The Independent Expert concluded that the Scheme and the Capital Reduction are not fair but reasonable and in Carbon Revolution Shareholders’ best interests, in the absence of a Superior Proposal.  The key reason which led the Independent Expert to conclude that the Scheme and the Capital Reduction is in the best interests of Carbon Revolution Shareholders is that if the Transaction does not proceed, the Carbon Revolution Board may be forced to place Carbon Revolution into liquidation or voluntary administration if an alternative course of action does not emerge in the short term, which the Independent Expert considered to be a remote possibility in the circumstances.

 20  Recommendation of Carbon Revolution Directors   20  The Carbon Revolution Directors unanimously recommend that you vote in favour of the Scheme and the Capital Reduction, in the absence of a Superior Proposal and subject to the Independent Expert continuing to conclude that the Scheme and the Capital Reduction are in the best interests of Carbon Revolution Shareholders.  Subject to the same conditions, each Carbon Revolution Director intends to vote all their Carbon Revolution Shares in favour of the Scheme and the Capital Reduction.  In reaching this conclusion, the Carbon Revolution Directors have had regard to the funding the Transaction provides to the Carbon Revolution Business in circumstances where there currently do not appear to be any other feasible funding opportunities available to the Company. In particular, if Implementation of the Transaction does not occur:  any funds left in the SPAC Trust Account following redemptions, any funds available from the CEF (subject to the CEF Ownership Restriction) and any funds through the Structured Equity Facility will not be available (except to the extent the arrangements can be re-negotiated); and  on or before 30 November 2023, the New Debt Program will require early repayment of the principal and all accrued interest plus payment of a fee of 7% of the principal to the Servicer (unless the terms of the New Debt Program can be renegotiated). In the event this payment was required and not made, the Servicer may exercise rights available to it under the New Debt Program, including the enforcement of security provided to it over substantially all of Carbon Revolution’s assets (including substantially all of its intellectual property) in connection with the New Debt Program.  As such, if the Transaction does not proceed, Carbon Revolution Directors may be forced to place Carbon Revolution into liquidation or voluntary administration if an alternative course of action (eg seeking to negotiate amendments to the terms of the New Debt Program coupled with conducting a substantial capital raising on terms which may not be favourable to shareholders (and which may take the form of an IPO and capital raising in the US) or securing a new financier or finding a purchaser of Carbon Revolution) does not become available in a short time period. In particular, if at any time the amount under the New Debt Program became repayable as a result of the deadline under the New Debt Program being reached and Carbon Revolution cannot repay the amount owed under the New Debt Program, the Carbon Revolution Board would appoint voluntary administrators.

 21  Process following shareholder approval  21  If the Scheme Resolution and the Capital Reduction Resolution are passed, Carbon Revolution intends to seek Court orders approving the Scheme at the Court hearing scheduled for 2.15pm on 18 October 2023.  Carbon Revolution intends to lodge with ASIC the Court orders approving the scheme soon after they are made, at which time the scheme will become effective.   Subject to all conditions precedent being satisfied, shareholders can expect the scheme to be implemented on 30 October 2023.

 Meeting Procedures

 Poll Voting

 24  Capital Reduction Resolution and Proxy Votes  24  Resolution  ‘That, subject to and conditional upon the scheme of arrangement proposed to be made between Carbon Revolution Limited (Carbon Revolution) and holders of its fully paid ordinary shares (Carbon Revolution Shares) becoming effective in accordance with section 411(10) of the Corporations Act 2001 (Cth) (Corporations Act) (Scheme) and for the purposes of section 256C(1) of the Corporations Act and for all other purposes, the share capital of Carbon Revolution be reduced on the Implementation Date (as defined in the Scheme) by cancelling all Carbon Revolution Shares on issue on the Implementation Date (as defined in the Scheme) in exchange for the Scheme Consideration (as defined in the Scheme) in accordance with the Scheme and all other transactions and arrangements described in the scheme booklet of which the notice convening this meeting forms part of.’  Proxy Votes

 Questions

 Close and Thank You